UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES THE PRICING OF

GLOBAL NOTES AND INCREASE OF TENDER CAP

RIO DE JANEIRO, BRAZIL – January 9, 2017 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the pricing of global notes denominated in U.S. Dollars (the “Notes”) to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. Closing is expected to occur on January 17, 2017.

The terms of the 6.125% Global Notes due 2022 are as follows:

•	Issue: 6.125% Global Notes due 2022
•	Amount: US$2,000,000,000
•	Coupon: 6.125%
•	Interest Payment Dates: January 17 and July 17 of each year, commencing on July 17, 2017
•	Issue price: 100.000% of principal amount, plus accrued interest (if any) from July 17, 2017
•	Yield to Investors: 6.125%
•	Maturity: January 17, 2022

The terms of the 7.375% Global Notes due 2027 are as follows:

•	Issue: 7.375% Global Notes due 2027
•	Amount: US$2,000,000,000
•	Coupon: 7.375%
•	Interest Payment Dates: January 17 and July 17 of each year, commencing on July 17, 2017
•	Issue price: 100.000% of principal amount, plus accrued interest (if any) from July 17, 2017
•	Yield to Investors: 7.375%
•	Maturity: January 17, 2027

PGF intends to use a portion of the net proceeds from the sale of the Notes to repurchase notes validly tendered and accepted for purchase by PGF in the previously announced cash tender offers (the “Tender Offers”), and to use any remaining net proceeds for general corporate purposes.

In connection with the Tender Offers, PGF announces that it has increased the tender cap from US$2.0 billion to US$4.0 billion. Except as described in this press release, all other terms of the Tender Offers as described in the offer to purchase dated January 9, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal dated January 9, 2017 (as may be amended or supplemented from time to time, the “Letter of Transmittal”) remain unchanged.

PGF has engaged Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Tender Offers are not being made to holders of notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the

Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to Banco Bradesco BBI S.A. at +1 (212) 888-9145, Citigroup Global Markets Inc. at + 1 (212) 723-6106, HSBC Securities (USA) Inc. at +1 (212) 525-5552, Itau BBA USA Securities, Inc. at +1 (212) 710-6749 and Morgan Stanley & Co. LLC at +1 (212) 761-1057. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase, the Letter of Transmittal nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated January 9, 2017, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso

Larry Carris Cardoso
Funding General Manager

Date: January 9, 2017